Exhibit 21.1

Lucy Scientific Discovery, Inc.

List of Subsidiaries

Name	Jurisdiction of Organization
LSDI Manufacturing Inc.	Canada (British Columbia)
TerraCube International Inc.	Canada (British Columbia)